

October 6, 2011

<u>Via E-mail</u>
Mr. John R. Rice III
Director and President
Amincor, Inc.
1350 Avenue of the Americas, 24th Floor
New York, NY 10019

> **Re: Amincor, Inc.**
> **Amendment No. 4 to Registration Statement on Form 10**
> **Filed August 8, 2011**
> **Form 10-Q for the Quarter Ended September 30, 2010**
> **Filed November 30, 2010**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed April 18, 2011, as amended August 25, 2011**
> **Form 10-Q for the Quarter Ended June 30, 2011**
> **Filed August 16, 2011**
> **File No. 0-49669**

Dear Mr. Rice:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 4 to Registration Statement on Form 10, filed August 8, 2011</u>

<u>General</u>

1. We refer you to prior comments 1 and 2 from our letter to you dated November 3, 2010. Where appropriate, make corresponding revisions to the amended Form 10-K and to subsequent Forms 10-Q as well.

2. We note your response to prior comment 2 from our letter to you dated June 15, 2011. Please provide us with a copy of the Consent Order from the Cayman Islands Court, dated November 10, 2010.

3. With a view toward expanded disclosure and other than with regard to the appointment of independent liquidators, please advise as to the status of the winding up petition.

Financial Statements

General

4. We have read your response to prior comment 5 explaining that you did not include financial statements for the operating companies that you identified for acquisition in your registration statement because you had not determined that such entities would in fact be contributed to the consolidated entity "until subsequent to the report dates." We do not believe you have properly understood the criteria, which establishes the requirement for these financial statements.

    Under Rule 8-04 of Regulation S-X, you need to evaluate for significance all businesses-to-be-acquired that are probable at the time of filing your registration statement or which become probable prior to the date that it becomes effective. Under FRC §506.02, consummation of a transaction is considered probable whenever financial statements of the registrant alone would not provide investors with adequate financial information with which to make an investment decision.

    You identified the five companies in the registration statement, explained that you had letters of intent to acquire them since January 2010, and revealed that these entities were under common control prior to contribution in October 2010. Given the circumstances, we do not believe that your registration statement includes all required financial statements. We reissue prior comment 5.

Form 10-K for the Year Ended December 31, 2010, as amended August 25, 2011

Business

History of the Company, page 4

5. We note your response to prior comment 9 from our letter to you dated June 15, 2011, and we reissue the comment. Please amend the most recent filing on Form 10-Q as well as your Form 10-K/A filed August 25, 2011, to provide the disclosure we referenced in that comment.

Selected Financial Data, page 30

6. We have read your response to prior comment 11 indicating that you do not believe you should comply with Item 301 of Regulation S-K because you had previously been a smaller reporting company, also explaining that you believe Tyree Holdings Corporation is not your predecessor. We believe that you will need to comply with the form requirements based on your status at the time of filing the form; there is no allowance for not providing details about earlier periods during which your filer status may have been different.

    You have presented in your annual report combined financial statements reflecting the activities of companies which were under common control prior to being contributed. The required disclosures of selected financial data should be presented on a similar basis, including activity and balances of all entities which are part of the consolidated group as of December 31, 2010, on a combined basis for earlier periods when they were also under common control.

    The term predecessor is defined in Rule 405 of Regulation C. Item 301(a) of Regulation S-K is applicable to you and your predecessor. You should identify the predecessor, being the major portion of the business and assets acquired, in relation to the combined operations of entities which were under common control prior to being contributed during the year.

    We understand that Tyree Holdings Corporation had significant operations in advance of your sponsors establishing control. You filed financial statements for this entity in a Form 8-K on October 19, 2010, which included predecessor operations for the period January 1, 2008 through January 17, 2008. You should have included selected financial data on a similar basis for the 2006 and 2007 fiscal years to meet your disclosure obligations.

    If you do not have and are unable to acquire the information you should submit an explanation of these limitations, including the reasons your sponsors did not previously have access to this information as creditors, if true; details of all efforts that you and your sponsors have made to acquire the information, such as dates of contact and persons involved; also the disclosure which you propose to explain the reasons for the omission. We reissue prior comment 11.

7. You will need to expand your disclosure to include all of the information required to comply with Item 301 of Regulation S-K. In addition to the foregoing, this should include a discussion of factors that materially affect the comparability of the information; and of material uncertainties which might cause the data not to be indicative of your future financial condition or results of operations.

Mr. John R. Rice III
Amincor, Inc.
October 6, 2011
Page 4

Management's Discussion and Analysis

General

8. We note that you have presented a discussion and analysis of your operating results which is focused solely on segment operations. This does not comply with the disclosure requirements of Item 303 of Regulation S-K. You need to expand your disclosure to include a discussion and analysis based on your consolidated financial statements, and which is responsive to the requirements set forth in Instructions 1 through 5 to paragraph 303(a) of Regulation S-K.

Baker's Pride Inc., page 33

9. We note your response to prior comment 13 explaining that you removed the hypothetical 2008 annualized financial information for Baker's Pride Inc. and revised to limit the discussion of its results of operations for the year ended December 31, 2008 to actual performance. However, your amended Form 10-K does not reflect the changes you describe. We reissue prior comment 13.

Epic Sports International, Inc., page 38

10. We note your response to prior comment 14 stating that you removed the combined 2008 predecessor/successor results for Epic Sports International, Inc., and revised to limit the discussion of its results of operations for the year ended December 31, 2008 to actual performance. However, your amended Form 10-K does not reflect the changes you describe. We reissue prior comment 14.

Financial Statements

Statement of Stockholders' Equity, page F-7

11. We note your response to prior comment 15 concerning the issuance of shares to Mr. Fikkert which you have disassociated from the receipt of the Tulare Holdings Inc. net assets in your equity statement. You will need to revise your equity statement to report all of the common control transactions on a retrospective basis to comply with FASB ASC 805-50-45-2, 4 and 5. We suggest that you contact us by telephone if you require further clarification or guidance.

12. We note your response to prior comment 16 stating that the "additional paid in capital of $39,309,000 related to the contribution of real property of the New Companies…." You indicate that Capstone Business Credit, LLC contributed $25,640,000 of these assets to Amincor Other Assets, Inc., a wholly owned subsidiary of Amincor, Inc. and you attribute the difference to additional debt that was converted to equity. We understand the "New Companies" to be Baker's Pride, Inc. Tyree Holdings Corp., Epic Sports International Inc. and Imperia Masonry Supply Corp. Please address the following points:

- Tell us the extent to which the $25,640,000 of assets contributed to Amincor Other Assets, Inc. were formerly held by the New Companies, and explain why these assets are not included among the assets of the New Companies reported on pages F-17 and F-18. To the extent these were not associated with the New Companies, identify the names of the entities that formerly held these assets and disclose your rationale for the contribution.

- Tell us why related party loans of $17,165,000 and $13,669,000, appearing as conversions in your equity statement, are not apparent in your disclosures on pages F-17 and F-18, among the assets and liabilities of the five operating businesses received from your sponsors.

- Tell us the number of shares issued in exchange for the loans of $12,424,000 and $1,245,000, amounting to the $13,669,000 mentioned above, and identify the line item where these are reported; it should be clear why these amounts are not associated with any incremental equity interests in your equity statement, i.e., additional common shares, contrary to the representation you made in response to prior comment 16.

- Tell us why the 2009 assignment of the $25,640,000 in assets did not trigger accounting recognition for the year ended December 31, 2009.

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page F-12

13. We note your response to prior comment 17 related to your change in revenue recognition method from the completed contract method to the percentage of completion method. You state that as of January 1, 2010, Tyree had improved its ability to make estimates that were sufficiently dependable to justify the change in method. Therefore, we do not understand your rationale in computing an adjustment to the accumulated deficit as if you had the information necessary to apply the percentage-of-completion method in earlier periods.

The guidance in FASB ASC 605-35-05-5 (and 605-35-25-1) clarifies that the completed-contract method and percentage-of-completion method are not to be utilized as acceptable alternatives for the same circumstances. Accordingly, we would not anticipate transitioning accounting methodologies for open contracts where the initial method had been appropriately selected. We would expect that you would apply the percentage-of-completion method to contracts initiated subsequent to having established your capability to estimate.

Your selection should adhere to the criteria outlined in FASB ASC 605-35-25-56 through 61 (percentage-of-completion) and FASB ASC 605-35-25-90 through 93 (completed-contract). The circumstances for changing from one to the other are described in FASB ASC 605-35-25-94 and 95.

Please address the following points:

- Tell us the extent to which you believe the completed contract method was incorrectly selected for application prior to 2010 and describe the scope of your inability to prepare dependable estimates in earlier periods.

- If you have determined that you were capable of making dependable estimates prior to 2010, then submit the analysis that you performed in determining that you would not recognize the error correction.

- Provide details of the changes in circumstances that led to Tyree being able to make reasonably dependable estimates as of January 1, 2010.

Note 3 – Business Combinations, page F-15

14.   We understand from your response to prior comment 18, and your disclosure under this heading, that you have not recognized material fixed tangible assets for BPI, ESI or Tulare. Please expand your Business and Property disclosures as necessary to identify the principal fixed assets required to operate these entities, and to describe the terms under which you are able to utilize them. If you now own these assets then also expand your MD&A disclosures to describe the nature, amount and timing of capital expenditures made subsequent to the foreclosures when the operations were acquired by your sponsors.

15.   We note your disclosure explaining that the forgiveness of debt under the factoring and financing agreements with CBC and CCGI constituted the amount and form of consideration paid to acquire the five operating businesses. However, you also explain that in accounting for the acquisitions you disregarded these amounts and instead utilized unrelated measures of enterprise values.

You state that such enterprise values, including the amounts assigned to the assets acquired, liabilities assumed, and goodwill, were determined by independent valuation experts. You need to identify the valuation experts in your disclosure if you obtain their permission for your public attribution of responsibility. Otherwise, you should delete all such references to valuation experts as your officers must assume full responsibility for the valuations.

Since you also associate the decline in value to periods prior to foreclosure, we would like to understand why you have related party notes payable that are not apparent in your purchase price allocations. These include the $17,165,000 and $13,669,000 closed to equity during 2009 and 2010, as shown on page F-7. If you believe these amounts are appropriately reflected in your combined financial statements because they did not represent debt in excess of your measures of enterprise value, then disclose the circumstances under which these amounts arose, the terms established for repayment, and an explanation of why there appears to be no exchange of equity interests in their conversion.

You state "the amounts of the loans forgiven exceeded the decline in value when measured as being the difference between the principal amount of those loans and the underlying enterprise value of each business." Revise this statement to also clarify that the amounts of the loans forgiven also exceeded the enterprise values, which you calculated, if true.

Note 6 – Property Plant and Equipment, page F-20

16.   We note your response to prior comment 19 related to the $6,575,000 of assets held for sale as of December 31, 2010, explaining that Capstone Business Credit, LLC (CBC) took control of these assets on December 31, 2009. Given that you must present combined financial statements on the basis of common control for periods prior to consolidation, tell us why you report these assets as contributed during the year ended December 31, 2010, rather than acquired in 2009 when CBC took control. Add disclosure that reveals the nature of these assets, your valuation methodology, and the basis for your accounting approach.

Form 10-Q for the Quarter Ended June 30, 2011

General

17. We note that the cover page of the report now indicates that you are a "Smaller reporting company." Please explain to us why you have made this change. Include in your response a discussion of the Exchange Act Rule 12b-2 definition of the term and the explanation regarding the determination of "smaller reporting company" status which appears in that same rule under paragraph (4)(iii) of the definition. In that regard, we notice that disclosure at page 30 of your Form 10-K/A indicates that your revenues for 2010 were in excess of $86,000,000.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Craig Arakawa, Staff Accountant, at (202) 551-3650, or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have any questions regarding comments on the financial statements and related matters. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

CC: Steven Siskind